September 17, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: William Thompson, Accounting Branch Chief

Re: Energy Source, Inc. (f/k/a Bancorp International Group, Inc.); Our File No. 11528-0001

Ladies and Gentlemen:

On behalf of Energy Source, Inc. (f/k/a Bancorp International Group, Inc.) (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 10-KSB for the year ended December 31, 2007 (the “Original Report”). The SEC comments were delivered to the Company by letter dated July 22, 2008 (the “Comment Letter”).

Please note that the Company’s Amendment No. 1 to the Original Report (the “Amendment”) was filed with the SEC on September 15, 2008.

The Staff’s comments and the Company’s responses thereto are set forth below.

2007 Form 10-KSB:

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Securities and Exchange Commission
September 17, 2008

In addition, in your conclusion regarding the effectiveness of disclosure controls and procedures, please also state that your disclosure controls and procedures are not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management including your principal executive principal financial officer to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) or 15d-15(e). Please note that under Exchange Act Rule 13a-15(a) or 15d-15(a) you are required to maintain disclosure controls and procedures and you should take the necessary steps to establish them.

Response: The Amendment includes the requested disclosures under Item 8A(T) “Controls and Procedures.”

Item 601(b)(31) Certification of Management:

Also, we note that you filed the certification of your Principal Executive and Principal Financial Officer under Item 601(b)(31) of Regulation S-B. Please revise the certification to comply with the exact form in Item 601(b)(31) of Regulation S-B. Specifically, replace “registrant” with “small business issuer” throughout the certification and revise to include the appropriate language of paragraphs 4(a)-4(d) of Item 601(b)(31) of Regulation S-B.

Response: The certification of our Chief Executive Officer, who is the Company’s acting Chief Financial Officer, is attached as Exhibit 31.1 to the Amendment and was revised as requested.

In connection with this response, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Amendment, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned or Mark H. Bennett of this office at (405) 272-5711.

Very truly yours,

/s/ John J. Griffin

John J. Griffin
For the Firm

JJG:MHB:dr

Enclosures

cc:	Thomas Megas